Giordano, Halleran & Ciesla

A Professional COrporation

Attorneys at law

PHILIP D. FORLENZA, ESQ. SHAREHOLDER ALSO ADMITTED TO PRACTICE IN NY PFORLENZA@GHCLAW.COM DIRECT DIAL: (732) 219-5483	(732) 741-3900 FAX: (732) 224-6599 www.ghclaw.com

June 12, 2015

Client/Matter No. 19271.1

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance

100 “F” Street

Washington, D.C. 20549

Attention:	Dieter King

Re:	Jensyn Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted March 13, 2015

CIK No. 0001634447

Dear Mr. King:

This letter sets forth Jensyn Acquisition Corp.’s (the “Company”) responses to the comments of the Staff of the Division of Corporation Finance set forth in its letter dated April 9, 2015. The comment numbers correspond to the comment numbers set forth in the Staff’s letter.

The applicable comments and responses are set forth below.

Draft Registration Statement on Form S-1
General
1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present, to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response:	When available a copy of a presentation prepared for prospective investors will be delivered to the Staff supplementally. No investors have been provided with any such presentation as of the date of this letter.
2.	We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness of the registration statement, and may have additional comments following our review of these materials.
Response:	All exhibits have been filed with Amendment No. 2., except exhibits 3.1, 5.1,10.12, 23.1, 23.2, 99.3 and 99.4.

Giordano, Halleran & Ciesla

A Professional Corporation

Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance

June 12, 2015

Prospectus Cover Page
3.	You disclose that each unit consists, among other things, of one right to receive one-tenth (1/10) of a share of common stock “automatically on the consummation of an initial business combination …” In the event that the company is not the surviving entity following an initial business combination, please explain to us how the offering would comply with Section 5 of the Securities Act of 1933 to the extent that another issuer’s securities are being issued automatically upon consummation of an initial business combination.
Response:	In the event that a business combination is structured so that the Company is not the surviving entity and another issuer’s securities are to be issued upon the consummation of the business combination, the issuer would be required to register the securities under a Registration Statement on Form S-4 if an exemption from registration is not available. In that case, the consummation of the business combination would be conditioned upon the filing and effectiveness of such Form S-4 Registration Statement.
4.	Please revise your disclosure in the fourth paragraph to identify the time period when the securities comprising the units will start to trade separately.
Response:	The disclosure in the fourth paragraph of the cover page has been revised to indicate that the securities comprising the units will begin trading separately 90 days following the date of the prospectus unless the underwriter determines otherwise.
Prospectus Summary General
5.	Please add balancing language at the top of page 2 to clarify that your management’s extensive experience, contacts and relationships are not a guarantee of a successful initial business combination, in light also of the fact that management does not appear to have any prior experience with SPAC structures.
Response:	Balancing language has been added at the top of page 2.
6.	Please expand your disclosure at the top of page 3 to clarify that you will also be required to obtain a fairness opinion if the target business is an entity that is affiliated with any of your officers, directors or insiders.
Response:	The requested disclosure has been added to the top of page 3.
7.	We note your disclosure in the second half of page 3 that as an emerging growth company, you intend to take advantage of the benefits of the extended transition period with regard to the adoption of certain accounting standards. Please tell us and to the extent necessary, revise your disclosure to indicate when you will make a final determination.
Response:	Disclosure has been added at the end of the fourth full paragraph on page 3 to indicate that the Company intends to take advantage of the extended transition period until it no longer qualifies as an emerging growth company.

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Giordano, Halleran & Ciesla

A Professional Corporation

Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance

June 12, 2015

8.	We note your disclosure in the penultimate paragraph on page 5 regarding the underwriter’s purchase option, pursuant to which Chardan Capital Markets, LLC has an option to purchase up to 500,000 units exercisable at $12.00 per unit. Please reconcile your disclosure here with your “Purchase Option” disclosure on page 80, indicating a unit purchase price of $10.00. Please revise your page 80 disclosure to clearly state that the option is exercisable the later of the consummation of a business combination and six months from the date of this prospectus.
Response:	The disclosure on page 81 has been corrected to indicate that the unit purchase price is $12.00. In addition, disclosure has been added to indicate that the option is not exercisable until the later of the consummation of the business combination and six months from the date of the prospectus.
Limited payments to insiders, page 12
9.	You disclose that to the extent your insiders’ out-of-pocket expenses exceed the amount of available proceeds not deposited in the trust account and the amount of interest income from the trust account, such expenses would not be reimbursed unless you consummate an initial business combination. Please disclose whether you have a policy that prohibits your insiders from negotiating for the reimbursement of such expenses by a target business. If you do not have such a policy, please add a risk factor discussing the conflict of interest that this may cause in determining whether to enter into a particular business combination.
Response:	Disclosure has been added on page 12 and a risk factor has been added on page 25 in response to the above comment.
Stockholder approval of, or tender offer in connection with initial business combination, page 13
10.	You disclose among other things, that unlike other blank check companies, you will have the flexibility to avoid a stockholder vote by allowing them to sell their shares pursuant to a tender offer compliant with the applicable tender offer rules. Please tell us the basis for this statement considering that disclosure in registration statements filed by other special acquisition vehicles appears to provide a similar flexibility. In addition, in an appropriate section of the filing please explain the material difference(s) between a shareholder’s right to elect conversion of the shares at the time when the initial business combination will be subject to a shareholder’s vote, and the shareholders’ ability to sell their shares in a tender offer.
Response:	The disclosure suggesting that the Company has greater flexibility with respect to the ability to avoid a shareholder vote than other blank check companies has been deleted. Disclosure describing the material difference between a stockholder vote/conversion of shares has been added on page 54.
Proposed Business Competitive strengths, page 49
11.	Please revise this disclosure to provide a presentation of your competitive weaknesses to balance the discussion of your competitive strengths. For example, it appears you should address your financial resources relative to those of your potential competitors.
Response:	Disclosure with respect to competitive weaknesses has been added on page 50 in response to the above comment.

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Giordano, Halleran & Ciesla

A Professional Corporation

Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance

June 12, 2015

Selection of a Target Business …, page 51
12.	Please revise to discuss whether your officers’ and/or directors’ retaining their positions following the initial business combination will be taken into consideration in evaluating a prospective target business.
Response:	Disclosure has been added on page 52 to indicate that the retention of the Company’s officers and directors will not be a material consideration in evaluating a target business.
Stockholder Approval of a Business Combination, page 54
13.	You disclose that your decision whether to seek stockholder approval of a proposed business combination or allow stockholders to sell their shares to you in a tender offer will be based on a variety of factors including whether the proposed transaction terms would otherwise require you to seek stockholder approval. Please revise to provide examples of the types of business combination transactions that you may consider and whether stockholder approval would be required under applicable state law for each such transaction.
Response:	Disclosure has been added on page 54 to describe the transactions that may be considered and the applicable stockholder approval requirements.
Release of funds, page 62
14.	Please revise to quantify the estimated amount that you may need to pay your tax obligations and remaining interest needed for your working capital requirements that may be released to you.
Response:	Disclosure has been added on page 63 to indicate that tax obligations are expected to be nominal and the amount of interest expected to be released.
Management, page 63
15.	Please revise to clarify that Jeffrey Raymond and Rebecca Irish are directors of the company. In this regard, we note that they have signed the registration statement also in their capacity as directors.
Response:	The disclosure on page 64 has been revised to indicate that Jeff Raymond is a director. Rebecca Irish is not a director and the signature page has been revised accordingly.
16.	Please revise to discuss with more specificity the experience, qualifications, attributes or skills that led to the conclusion that each director and director nominee should serve as a director. See Item 401(e)(1) of Regulation S-K.
Response:	Disclosure has been added to each of the biographies on page 64 in respect to the above comment.

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Giordano, Halleran & Ciesla

A Professional Corporation

Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance

June 12, 2015

Conflicts of Interest, page 67
17.	Please refer to your disclosure at the end of the first paragraph on page 68. Please revise to disclose the basis of your belief that the pre-existing fiduciary duties or contractual obligations of your officers and directors will not materially undermine your ability to complete an initial business combination transaction. Please also consider adding requisite risk factor disclosure to capture this potential conflict.
Response:	Disclosure has been added on page 69 in response to the above comment. We respectfully submit that a risk factor contained on page 25 captures the potential conflict.
Warrant Solicitation Fee, page 85
18.	Please revise your disclosure to clarify whether the solicitation fee will be paid to Chardan Capital Markets, LLC in connection with the exercise of the public warrants issued in this offering, or any public warrant, including public warrants acquired in the open market following the effectiveness of the registration statement. Please disclose whether the solicitation fee will be paid in cash and whether there are any limits regarding the maximum fee payable.
Response:	Disclosure has been added on page 87 in response to the above comment.
Financial Statements for the Year Ended December 31, 2014
19.	You recognized a net loss of $78,807 in 2014. However, you disclose non-cash financing transactions for the issuance of common stock for expenses of $25,000 and expenses paid by related party and owed to stockholders of $105,000 in 2014 in your statements of cash flows. Please tell us whether these non-cash expenses were recognized as expenses in 2014. Please refer to ASC 225-10-S99-4.
Response:	The Company respectfully advises the Staff that the non-cash financing amounts ($25,000 for common stock and $105,000 for amounts owed to stockholders) were used for expenses in addition, deferred offering costs. The Company has modified the first two line item descriptions in the Statement of Cash Flows-Non-cash financing transactions to include “and deferred offering costs” after the word “expenses”, to clarify these transactions.
Balance Sheet, page F-3
20.	We note your classification of notes and advances payable – related parties in current liabilities. In light of your disclosure on page F-10 that the notes are payable no later than the date of the consummation of an initial business combination, and given your disclosure throughout the filing that you have 18-24 months from the date of the Offering to complete a business combination before the Company will liquidate and dissolve, please tell us how you concluded that these are current liabilities. Refer to ASC 210-10-45.
Response:	The Company has revised the financial statement presentation and related disclosures of “Notes and advances payable – related parties” from current liabilities to long term liabilities. The Company had originally believed that an initial business combination would occur within twelve months and as a result, classified these obligations as current. After reviewing accounting guidance and giving consideration to the Staff’s question and other disclosures regarding the maturity date, the Company has made a determination that these obligations should be classified as long term liabilities at the balance sheet date.

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Giordano, Halleran & Ciesla

A Professional Corporation

Attorneys At Law

Securities and Exchange Commission
Division of Corporation Finance

June 12, 2015

Outside Back Cover Page of the Prospectus
21.	Please include the dealer prospectus delivery obligation on the outside back cover page as required by Item 402(b) of Regulation S-8.
Response:	The dealer prospectus delivery requirements have been added to the back cover.

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned. Thank you.

Very truly yours,

PHILIP D. FORLENZA

PDF/db

cc:	Dieter King

David Lin

Era Anagnosti

David Irving

Gus Rodriguez

Jeffrey Raymond

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